UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vivendi S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 358,254,545

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 358,254,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,254,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.5%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons Vivendi Holding I Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 358,254,545

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 358,254,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,254,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Vivendi Games Acquisition Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 358,254,545

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 358,254,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,254,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons VGAC LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 358,254,545

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 358,254,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,254,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.5%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $.000001 par value (the “Shares”), of Activision Blizzard, Inc., a Delaware corporation (“Activision Blizzard,” the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 3100 Ocean Park Boulcvard, Santa Monica, California 90405.

Item 2.	Identity and Background

This Statement is being filed by Vivendi S.A., a societe anonyme organized under the laws of France (“Vivendi”), Vivendi Holding I Corp, a Delaware corporation (“VHI”), Vivendi Games Acquisition Company, a Delaware corporation (“VG Acquisition”), and VGAC LLC, a Delaware limited liability company (“VGAC” and together with Vivendi, VHI and VG Acquisition, the “Filing Persons”).  Vivendi, together with its subsidiaries, is a company engaged in the entertainment and communications business.  VHI is a direct wholly-owned subsidiary of Vivendi and is the sole stockholder of VG Acquisition.  VGAC is wholly-owned by VG Acquisition.

The principal business and office address of Vivendi is 42 avenue de Friedland, 75008 Paris, France.  The principal business and office address of each of VHI, VG Acquisition and VGAC is 800 Third Avenue, 5th Floor, New York, New York 10022.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules I-A, I-B, I-C and I-D, respectively, and are incorporated into this Item 2 by reference.  The name, present principal occupation or employment and citizenship of each executive officer of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules II-A, II-B, II-C and II-D, respectively, and are incorporated into this Item 2 by reference.

Except as described below, during the last five years, neither Vivendi, VHI, VG Acquisition or VGAC, nor any of the persons listed on Schedules I-A through I-D or Schedules II-A through II-D, have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In December 2003, Vivendi (then known as Vivendi Universal) entered into a settlement with the Securities and Exchange Commission (“SEC”). The settlement was contained in a consent decree filed in the federal court in New York City, together with a complaint filed by the SEC charging violation of certain U.S. securities laws.

In the consent decree, Vivendi agreed, without admitting or denying any liability, not to violate certain specified provisions of the U.S. securities laws in the future. Vivendi also agreed to deposit a civil penalty of $50 million into a Sarbanes-Oxley “Fair Fund” to be distributed by the Court to certain Vivendi shareholders pursuant to a plan of distribution to be established by the SEC. The SEC did not require Vivendi to restate any of its past financial statements.

The settlement concluded an investigation that began in mid-2002, after Vivendi Universal’s former Chairman, Jean-Marie Messier, resigned. Mr. Messier was charged by the SEC with violating the U.S. securities laws while he was Vivendi Universal’s CEO, and settled those charges with the SEC by entering into a consent decree. As part of his settlement with the SEC, Messier agreed to pay a civil penalty of $1 million, to relinquish all his claims against Vivendi Universal under his termination agreement and gave up the approximately $25 million judgment that he was claiming.

Item 3.	Source and Amount of Funds or Other Consideration

On December 1, 2007, the Company, Sego Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Vivendi, VGAC and Vivendi Games, entered into a Business Combination Agreement (the “Business Combination Agreement”).  The Business Combination Agreement contemplates a series of transactions, pursuant to which Vivendi and the Company combined the respective businesses of the Company and Vivendi Games, Inc., a Delaware corporation and, at that time, a wholly-owned subsidiary of VGAC (“Vivendi Games”).

On July 9, 2008, pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Vivendi Games (the “Merger”), with Vivendi Games being the surviving entity and continuing as a wholly-owned subsidiary of the Company after the Merger.  Each share of common stock of Vivendi Games issued and outstanding prior to the Merger was converted into the right to receive 369,136.36364 newly issued Shares. Based on the exchange ratio and the number of shares of Vivendi Games common stock outstanding as of November 26, 2007, the Company issued a total of 295,309,090 Shares to VGAC in connection with the Merger.

Concurrently with the Merger, Vivendi purchased from the Company 62,945,455 Shares at a price of $27.50 per share (the “Share Purchase”).  The aggregate consideration paid by Vivendi for the Shares was approximately $1.731 billion in cash.

Upon the closing of the transactions contemplated by the Business Combination Agreement, the Company’s certificate of incorporation and bylaws were amended and restated to provide for, among other things, (a) the change of the Company’s name from “Activision, Inc.” to “Activision Blizzard, Inc.”, (b) the change of the Company’s fiscal year end to December 31, (c) an increase in the authorized number of Shares, (d) certain majority and minority stockholder protections, and (e) certain changes to the structure of the board of the Company. As a result of these amendments, among other things, Vivendi is entitled to appoint a majority of the Company’s board of directors.

Under the terms of the Business Combination Agreement, within five (5) business days after the closing of the transaction (which occurred on July 9, 2008), the Company has agreed to commence a cash self tender offer to purchase up to 146.5 million shares of its common stock (representing approximately 50% of the shares of Activision common stock outstanding immediately prior to the transaction) at a purchase price of $27.50 per share.  If the maximum number of shares (146.5 million shares) is tendered in the offer, the aggregate purchase price for the shares of common stock will be approximately $4.028 billion.  Under the terms of the Business Combination Agreement, the Company and Vivendi have agreed the purchase of the shares tendered in the tender offer will be funded as follows:

•                  the first $2.928 billion of the aggregate consideration will be funded by Activision Blizzard with proceeds from the Share Purchase described above, available cash on hand and, if necessary, borrowings made under new credit facilities issued by Vivendi;

•                  if the aggregate consideration is more than $2.928 billion, Vivendi has agreed to purchase from Activision Blizzard, at a purchase price of $27.50 per share, additional newly issued shares of Activision Blizzard common stock in an amount equal to the lesser of (a) $700 million and (b) the excess of the aggregate consideration over $2.928 billion, which amount will be used to fund the amount of the aggregate consideration that is in excess of $2.928 billion; and

•                  if the aggregate consideration exceeds $3.628 billion, Activision Blizzard will fund the additional amount of the aggregate consideration that is in excess of $3.628 billion (up to the maximum aggregate purchase price of $4.028 billion) through borrowings made under new credit facilities issued by Vivendi.

The tender offer will allow the Filing Persons and any other non-tendering stockholders to increase their respective percentage ownership of Activision Blizzard (if the tender offer is fully subscribed, the Filing Persons are expected to own approximately 68.0% of the issued and outstanding shares of Activision Blizzard’s common stock on a fully diluted basis).  Activision Blizzard stockholders will not be diluted by the tender offer except to the extent Vivendi purchases additional shares of Activision Blizzard as it is required to do if the aggregate tender offer consideration exceeds $2.928 billion.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is filed as Exhibit A hereto and incorporated into this Item 3 of this Schedule 13D by reference.

None of the individuals listed on Schedules I-A through I-D, nor on Schedules II-A through II-D, has contributed any funds or other consideration towards the acquiring of the Shares, nor do the individuals listed on the referenced schedules own any Shares.

Debt Financing

As part of the planned acquisition of the Company (and another unrelated acquisition involving Neuf Cegetel, a French telecommunications company), Vivendi and certain of its subsidiaries carried out the following new external borrowings in 2008:

• New syndicated loan.  On January 18, 2008, Vivendi obtained a €3.5 billion (approximately $5.56 billion) syndicated loan underwritten by a pool of banks, which was completed on February 29, 2008. This new facility consists of 3 tranches:

• a €1.5 billion (approximately $2.38 billion) tranche under a bridging loan repayable with capital raised through a rights issue in the approximate same amount to be carried out upon completion of the acquisition of Neuf Cegetel or within a 18-month period; and

• a €2 billion (approximately $3.18 billion) tranche under a “revolving” facility, half of which will be available during a three-year period and the other half during a five-year period. These credit lines have been available since February 29, 2008.

• Issuance of U.S. dollar notes. On April 2, 2008, Vivendi sold $700 million in aggregate principal amount of 5.75% senior notes due 2013 at a price equal to 99.397% of the principal amount thereof and $700 million in aggregate principal amount of 6.625% senior notes due 2018 at a price equal to 99.675% of the principal amount thereof in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-US persons in compliance with Regulation S under the Securities Act.

The objective of this borrowing was to rebalance Vivendi’s debt structure between bank debt and bond debt and to lengthen the maturity profile of its debt. This financing is a substitute to drawings under bank facilities which are available to Vivendi and which were already largely sufficient to have ensured the financing of the acquisitions of the Company and Neuf Cegetel.

Item 4.	Purpose of Transaction

The Filing Persons entered into the Business Combination Agreement, which provided for the Merger and the Share Purchase, for strategic investment purposes and to accomplish the combination of Activision and Vivendi Games.  In particular, the Filing Persons believe that the combination of Vivendi Games and the Company will result in a larger, more competitive interactive entertainment business.

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this
Item 4.

The Filing Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment in the Issuer, including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer’s board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer, in each case in accordance with the terms of the agreements described in Item 6 of this Schedule 13D.

Except as described elsewhere in this Schedule 13D and incorporated by reference into this Item 4 of this Schedule 13D, none of the Filing Persons or, to the best of the Filing Persons’ knowledge, the persons listed on Schedules I-A  through I-D, or Schedules II-A through II-D, have any current intention, plan or proposal which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a)        As of the date of this Statement, the Filing Persons beneficially owned in the aggregate 358,254,545 Shares, constituting 54.5% of the outstanding Shares.  The percentage of Shares owned is based upon 657,779,121 Shares outstanding as of July 9, 2008.

(b)        The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

(c)        There have been no reportable transactions effected with respect to the Shares within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D described in Item 3 of this Schedule 13D.

(d)        Not applicable

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger and Share Purchase as contemplated by the Business Combination Agreement, Vivendi (and in the case of the Investor Agreement described below, VGAC and Vivendi Games) and the Company entered into the following agreements with respect to the securities of the Issuer, each of which is described in greater detail below:  (1) the Voting and Lock-Up Agreement, dated December 1, 2007, between Vivendi, the Company and Mr. Robert A. Kotick, (2) the Voting and Lock-Up Agreement, dated December 1, 2007, between Vivendi, the Company and Mr. Brian G. Kelly and (3) the Investor Agreement, dated July 9, 2008, between Vivendi, VGAC, Vivendi Games and the Company.  Other than the matters described herein and in Item 3 and Item 4, the Filing Persons, and to the best of the Filing Persons’ knowledge, none of the persons listed on Schedules I-A through I-D, or Schedules II-A through II-D, have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Voting and Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, on December 1, 2007, Vivendi and the Company entered into voting and lock-up agreements with two stockholders of the Company (collectively referred to as the “Voting and Lock-Up Agreements”), copies of which are attached  hereto as Exhibit B and Exhibit C and incorporated by reference into this Item 6 of Schedule 13D. The two stockholders that are a party to the Voting and Lock-up agreements are Messrs. Robert A. Kotick, the Company’s Chairman and Chief Executive Officer; and Brian G. Kelly, the Company’s Co-Chairman. Messrs. Kotick and Kelly are referred to, collectively, as the “Management Stockholders.”

Agreement to Vote

Under the terms of the Voting and Lock-Up Agreements, the Management Stockholders have agreed that they would, between the execution of the Voting and Lock-up Agreements and the earlier to occur of the closing of the transaction (which occurred on July 9, 2008) and the termination of the Voting and Lock-Up Agreements:

•                  appear (in person or by proxy) at any annual or special meeting of the Company’s stockholders for the purpose of obtaining a quorum; and

•                  vote or, if requested, execute proxies with respect to (a) all Shares owned beneficially or of record by the Management Stockholders as of the date of the Voting and Lock-up Agreements (or over which the Management Stockholders exercise voting power) as well as (b) all additional Shares that the Management Stockholders purchase or otherwise acquire beneficial ownership of during the period from the date of the Voting and Lock-Up Agreements through the termination of the Voting and Lock-Up Agreements, as follows:

•                  in favor of approval of the Business Combination Agreement and the transaction at every meeting of the Company’s stockholders (and any adjournment or postponement thereof) at which such matters are considered;

•                  against any proposal which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of (a) the Company under the Business Combination Agreement or (b) the Management Stockholders under the Voting and Lock-Up Agreements; and

•                  against any Company Activision Acquisition Proposal (as such term is used in the Business Combination Agreement).

Transfer Restrictions

The Management Stockholders have also agreed to certain restrictions on the transfer of (a) Shares and other equity securities of the Company beneficially owned by the Management Stockholders as of the date of the Voting and Lock-Up Agreements, and (b) all additional Shares and other equity securities of the Company of which the Management Stockholders acquire beneficial ownership prior to the termination of the Voting and Lock-Up Agreements. These securities are referred to as the “subject securities.”

Between the execution of the Voting and Lock-Up Agreements and the closing of the transaction (which occurred on July 9, 2008), the Management Stockholders would not, without Vivendi’s prior written consent (a) transfer, or enter into any agreement with respect to a transfer of, any of the subject securities or any interest therein, (b) grant any proxies, options or rights of first offer or refusal with respect to any of the subject securities, or (c) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the subject securities.

In addition, for a period of one hundred twenty (120) days after the closing date (on July 9, 2008), the Management Stockholders will not, without Vivendi’s prior written consent (a) transfer (including pursuant to the tender offer), or enter into any agreement with respect to a transfer of, more than 33 1/3% of the subject securities, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the subject securities’ economic consequences of ownership. Notwithstanding the foregoing and subject to certain limitations, the aforementioned restrictions will not apply to a transfer of the subject securities by gift, will or intestacy.

Registration Rights

The Voting and Lock-Up Agreements also provide for certain registration rights of the management stockholders.

Demand Registration Rights

After the expiration of the 120-day lock-up period described above, each of the Management Stockholders will be entitled to demand that the Company prepare and file with the SEC a registration statement relating to the sale of their securities of the Company, including in an underwritten offering, so long as such securities have a market value of at least $50 million or represent all of the securities then held by such Management Stockholder.

Upon receipt of a demand notice, the Company is required to promptly give notice of such requested registration to all persons that may be entitled to participate in such sale. Thereafter, the Company must (a) prepare and file a registration statement with the SEC as soon as possible, but no later than ninety (90) days after receipt of the demand notice (subject to the right of the Company described below to delay such filing), and (b) use its reasonable efforts to have the registration statement declared effective as promptly as practicable after filing. Additionally, the Company is required to use reasonable efforts to keep the registration statement effective until the earlier of (x) one (1) year (in the case of a shelf registration statement) or sixty (60) days (in the case of any other registration statement) from the effective time of such registration statement and (y) such time as all the applicable securities are sold. The Company is not required to file more than two (2) registration statements relating to underwritten offerings, or two (2) registration statements which have become and remained effective in any twenty-four (24) months period.

The Company is permitted to postpone (or, if necessary or advisable, withdraw) the filing for a period that does not exceed one hundred twenty (120) days, if a majority of the Company’s independent directors determines in good faith that the offering (a) would interfere with any pending material financing, acquisition, corporate reorganization or other corporate transaction involving the Company or any of its subsidiaries, (b) would require disclosure of any event or condition that such directors determine would be disadvantageous for the Company to disclose and which the Company is not otherwise required to disclose at such time, or (c) would otherwise be materially detrimental to the Company and its subsidiaries, taken as a whole.

Piggyback Registration Rights

The Voting and Lock-Up Agreements also provide the Management Stockholders with piggyback registration rights such that if, after the expiration of the 120-day lock-up period described above, the Company proposes to file a registration statement (other than a registration statement on Form S-8 or Form S-4) in connection with a public offering of any securities of the Company, the Company is required to give at least ten (10) business days prior written notice of such proposed filing to the Management Stockholders, and the notice must offer the Management Stockholders the opportunity to register such number of securities as each of the Management Stockholders may request. Upon receipt of such notice, the Management Stockholders have seven (7) business days to specify the amount of securities to be included in the proposed registration.

In connection with an underwritten offering, if the managing underwriter advises that, in its good faith view, there is a maximum number of shares that may be offered, the Company’s shares have first priority, and shares of other holders have second priority. All piggyback registration rights are in addition to any demand registration rights, and no piggyback registration of shares will relieve the Company of its obligation to provide a demand registration.

Expenses

The Company will bear all registration expenses specified in the Voting and Lock-Up Agreements as well as all other expenses incurred by it in connection with the performance of its obligations under the Voting and Lock-Up Agreements. The Management Stockholders will bear all other expenses relating to any registration or sale in which the Management Stockholders participate.

Termination

The Voting and Lock-Up Agreements will automatically terminate upon the earlier to occur of (a) the termination of the Business Combination Agreement pursuant to its terms prior to the closing of the transaction, (b) the mutual agreement between Vivendi and the Management Stockholders, and (c) the date that is one hundred twenty (120) days after the closing date (which occurred on July 9, 2008). However, the demand registration rights and piggyback registration rights will survive the termination of the Voting and Lock-Up Agreements until the earlier to occur of (a) the Management Stockholders’ securities of the Company becoming transferable without volume restrictions pursuant to Rule 144(k) of the Securities Act, and (b) the first occurrence of a Termination Event (as defined in the Amended and Restated Bylaws of the Company in effect after the consummation of the transactions contemplated by the Business Combination Agreement).

Investor Agreement

The Company, Vivendi, VGAC and Vivendi Games have entered into an investor agreement dated July 9, 2008, a copy of which is attached as Exhibit D hereto and incorporated by reference into this Item 6 of Schedule 13D (the “Investor Agreement”). For reference, the following description refers to Activision Blizzard, the combined company following the Merger and Share Purchase as contemplated by the Business Combination Agreement.

Agreement to Vote

The Investor Agreement provides that, prior to the first occurrence of a Termination Event (as defined in the Amended and Restated Bylaws of the Company in effect after the co nsummation of the transactions contemplated by the Business Combination Agreement), Vivendi and VGAC will vote all shares of Activision Blizzard common stock owned by them and their respective controlled affiliates:

•      in favor of (a) the nominees proposed for election as directors of Activision Blizzard by the independent nominating committee, subject to certain limited exceptions, and (b) the nominees proposed for election as directors of Activision Blizzard by the executive nominating committee, in each case, so long as such nominees are nominated in accordance with the post-closing certificate of incorporation and post-closing bylaws; and

•      against all proposals to remove any independent or executive directors other than in the event of malfeasance.

Vivendi Equity Awards

Reimbursement for Stock-Settled Equity Award Expenses

Under the terms of the Investor Agreement, Activision Blizzard will reimburse Vivendi for expenses recorded by Vivendi and its controlled affiliates in connection with stock option and restricted stock awards to purchase shares of Vivendi common stock that were granted to Vivendi Games’ employees between January 1, 2004 and the closing date (which occurred on July 9, 2008).

Payment of Cash-Settled Equity Awards

Under the terms of the Investor Agreement, Vivendi Games will be responsible for the payment of all amounts that are payable to its employees upon exercise of stock appreciation rights and/or restricted stock units with respect to shares of Vivendi common stock that were granted to Vivendi Games’ employees prior to the closing date (which occurred on July 9, 2008) under Vivendi’s stock option and other equity-based plans.

Reimbursement for Certain Social Security Contributions

Under the terms of the Investor Agreement, Vivendi Games will be responsible for the payment of all amounts payable to Mr. Jean-Francois Grollemund, the current Chief Financial Officer of Vivendi Games, under his employment agreement with Vivendi. In addition, Activision Blizzard or Vivendi Games will reimburse Vivendi quarterly for all contributions to the French social security system in respect of Mr. Grollemund’s employment.

Use of Transaction Proceeds

Vivendi and VGAC will acknowledge and agree that the cash consideration paid pursuant to the Business Combination Agreement may be used by Activision Blizzard for its general corporate purposes, including payment of any fees and expenses in connection with the settlement of certain legal proceedings related to the Company’s historical stock option grant practices.

Financial Statements

In order to facilitate the consolidation of Activision Blizzard and Vivendi for financial reporting purposes, Activision Blizzard will provide Vivendi with Activision’s Blizzard’s quarterly consolidated financial statements through, and use its reasonable best efforts to comply with, Vivendi’s consolidation and financial reporting process. Activision Blizzard will also provide certain financial and tax-related information with respect to Activision Blizzard and its subsidiaries in order for Vivendi to comply with its reporting obligation under the “bénéfice mondial consolidé” tax scheme recognized and authorized by the French Ministry of the Economy and Finance.

To the extent required to enable Vivendi to comply with applicable French tax or regulatory requirements, including those with respect to the “bénéfice mondial consolidé” tax scheme, Activision Blizzard will provide Vivendi with a draft copy of each tax return required to be filed by Activision Blizzard or any of Activision Blizzard’s subsidiaries at least forty (40) business days prior to the due date.

The aforementioned provisions regarding financial statements will remain in effect until the first occurrence of a Termination Event (as defined in the Amended and Restated Bylaws of the Company in effect after the consummation of the transactions contemplated by the Business Combination Agreement) , except that Activision Blizzard’s obligation to provide quarterly financial statements will continue following a Termination Event (as defined in the Amended and Restated Bylaws of the Company in effect after the consummation of the transactions contemplated by the Business Combination Agreement) if Activision Blizzard is no longer required to file periodic reports with the SEC pursuant to the Exchange Act.

Registration Rights

The Investor Agreement will grant certain registration rights to each of (a) Vivendi, (b) any of Vivendi’s controlled affiliates, and (c) each holder of securities of Activision Blizzard that acquires from Vivendi or any of Vivendi’s affiliates a number of shares of Activision Blizzard common stock that, as of the time of such acquisition, constitutes 10% or more of the aggregate number of issued and outstanding shares of Activision Blizzard common stock. The aforementioned persons are referred to hereafter, collectively, as the “Activision Blizzard Security Holders.”

Demand Registration Rights

Commencing one hundred twenty (120) days after the closing date (which occurred on July 9, 2008), each of the Activision Blizzard Security Holders will be entitled to demand that Activision Blizzard prepare and file with the SEC a registration statement relating to the sale of their securities of Activision Blizzard, including in an underwritten offering, so long as such securities (a) have a market value of at least $500 million, (b) represent at least 10% of the outstanding Activision Blizzard common stock, or (c) with respect to Vivendi and its controlled affiliates, represent all of Activision Blizzard’s securities then held by Vivendi and its controlled affiliates.

Upon receipt of a demand notice, Activision Blizzard is required to promptly give notice of such requested registration to all persons that may be entitled to participate in such sale. Thereafter, Activision Blizzard must (a) prepare and file a registration statement with the SEC as soon as possible, but no later than ninety (90) days after receipt of the demand notice (subject to the right of Activision Blizzard described below to delay such filing), and (b) use its reasonable efforts to have the registration statement declared effective as promptly as practicable after filing. Additionally, Activision Blizzard is required to use reasonable efforts to keep the registration statement effective until the earlier of (x) one (1) year (in the case of a shelf registration statement) or sixty (60) days (in the case of any other registration statement) from the effective time of such registration statement and (y) such time as all the applicable securities are sold. Activision Blizzard is not required to file more than four (4) registration statements relating to underwritten offerings, or two (2) registration statements which have become and remained effective in any twenty-four (24) months period.

Activision Blizzard is permitted to postpone (or, if necessary or advisable, withdraw) the filing for a period that does not exceed one hundred twenty (120) days, if a majority of Activision Blizzard’s independent directors determines in good faith that the offering (a) would interfere with any pending material financing, acquisition, corporate reorganization or other corporate transaction involving Activision Blizzard or any of its subsidiaries, (b) would require disclosure of any event or condition that such directors determine would be disadvantageous for Activision Blizzard to disclose and which Activision Blizzard is not otherwise required to disclose at such time, or (c) would otherwise be materially detrimental to Activision Blizzard and its subsidiaries, taken as a whole.

Piggyback Registration Rights

The Investor Agreement also provides piggyback registration rights such that if, after the expiration of the one hundred twenty (120) day period described above, Activision Blizzard proposes to file a registration statement (other than a registration statement on Form S-8 or Form S-4) in connection with a public offering of any securities of Activision Blizzard, Activision Blizzard is required to give at least ten (10) business days prior written notice of such proposed filing to Activision Blizzard Security Holders (provided that Activision Blizzard will not be obligated to provide such notice to any person other than Vivendi and its controlled affiliates unless either Vivendi or one of its controlled affiliates has provided written notice to Activision Blizzard that such other person qualifies as “holder” within the meaning of the

Investor Agreement). The notice must offer the opportunity to register such number of securities as each of Activision Blizzard Security Holders may request. Upon receipt of such notice, Activision Blizzard Security Holders have seven (7) business days to specify the amount of securities to be included in the proposed registration.

In connection with an underwritten offering, if the managing underwriter advises that, in its good faith view, there is a maximum number of shares that may be offered, Activision Blizzard’s shares have first priority, and shares of other holders have second priority. All piggyback registration rights are in addition to any demand registration rights, and no piggyback registration of shares will relieve Activision Blizzard of its obligation to provide a demand registration.

Expenses

Activision Blizzard will bear all registration expenses specified in the Investor Agreement as well as all other expenses incurred by it in connection with the performance of its obligations under the Investor Agreement. Each Activision Blizzard security holder that is entitled and elects to sell securities pursuant to a demand registration or piggyback registration will bear its other expenses relating to any registration or sale in which it participates.

Notice of Control Block Sales

At least five (5) business days prior to execution of any agreement with respect to a “control block sale” (as described below), each of Vivendi and VGAC will provide the Activision Blizzard board of directors with (a) written notice of its intention to enter into such agreement and (b) the identity of the prospective purchaser(s) and the financial terms of such control block sale.

As used in this Schedule 13D, the term “control block sale” means a sale or transfer by Vivendi or any of its controlled affiliates to an unaffiliated third party in a privately negotiated transaction (and not pursuant to a registration statement or trades on a national securities exchange or NASDAQ) of ownership of a number of shares of Activision Blizzard common stock that would, upon consummation of such transaction, result in such unaffiliated third party (or any “group” within the meaning of Section 13(d) or 14(d) of the Exchange Act of which it is a member) becoming the beneficial owner of (a) more than 50% of the then-outstanding shares of Activision Blizzard common stock or (b) a percentage of the then-outstanding Activision Blizzard common stock that exceeds the percentage of outstanding Activision Blizzard common stock owned of record by Vivendi and Vivendi’s controlled affiliates after giving effect to such transaction.

Purchases of Activision Blizzard Shares

Each of the Vivendi and VGAC have agreed that, following the approval by a majority of the Company’s board of directors of any program or plan with respect to the repurchase of Shares by the Company (other than programs or plans that meet the requirements of Rule 10b5-1 promulgated under the Exchange Act) and during the period in which any such programs or plans are in effect and are being actively utilized or implemented, without the prior written consent of a majority of the Independent Directors (as defined in the Company’s bylaws), none of Vivendi, VGAC or any of their controlled affiliates will, directly or indirectly, purchase any Shares pursuant to trades made on a national securities exchange or The Nasdaq Stock Market or otherwise.

Ratification of Matters Approved at 2007 Annual Meeting of The Company Stockholders

In February 2008, the Company discovered that, due to an error, the record date for its September 27, 2007 annual meeting was not in technical compliance with Delaware law or the Company’s bylaws, which require such record date to be not more than sixty (60) nor less than ten days (10) before the date of such meeting. In connection with the transaction, Vivendi has agreed to re-approve and ratify all actions and proposals approved by the Company’s stockholders at such meeting, and to vote against any actions and proposals not approved by the Company’s stockholders at such meeting, by written consent of the stockholders as permitted under the Company bylaws promptly after the closing of the transaction. If the transaction is not consummated for any reason, the Company intends to propose such actions and proposals for ratification at a special meeting of the Company’s stockholders called for such purpose or at its next annual stockholder meeting.

Termination

The proposed Investor Agreement will automatically terminate upon the occurrence of a Termination Event (as defined in the Amended and Restated Bylaws of the Company in effect after the consummation of the transactions contemplated by the Business Combination Agreement).

Item 7.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A- Business Combination Agreement, dated as of December 1, 2007, by and among Vivendi S.A., VGAC LLC, Vivendi Games, Inc., Activision, Inc. and Sego Merger Corporation (incorporated by reference to Exhibit 2.1 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

Exhibit B- Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Vivendi S.A., Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.1 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

Exhibit C- Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Vivendi S.A., Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.2 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

Exhibit D- Investor Agreement, dated as of July 9, 2008, by and among Vivendi S.A., VGAC LLC, Vivendi Games, Inc. and Activision, Inc. (incorporated by reference to Exhibit 10.1 to Activision Blizzard Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 15, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2008

VIVENDI S.A.

By:	/s/ George E. Bushnell
Name: George E. Bushnell
	Title:	Senior Vice President and Deputy General Counsel

VIVENDI HOLDING I CORP.

By:	/s/ George E. Bushnell
Name: George E. Bushnell
	Title:	President

VIVENDI GAMES ACQUISITION COMPANY

By:	/s/ George E. Bushnell
Name: George E. Bushnell
	Title:	President

VGAC LLC

By:	/s/ George E. Bushnell
Name: George E. Bushnell
	Title:	President

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)

Management Board

Jean-Bernard Levy	Chief Executive Officer and Chairman of the Management Board, Vivendi	42 avenue de Friedland, 75008 Paris, France

Abdeslam Ahizoune	Chief Executive Officer and Chairman of the Management Board, Maroc Telecom	Avenue Annakhil, Hay Riad, Rabat; citizen of Morocco

Philippe Capron	Chief Financial Officer, Vivendi	42 avenue Friedland, 75008 Paris, France

Frank Esser	Chief Executive Officer and Chairman, SFR	Tour Sequoia, 1 place Carpeaux, 92915 Paris La Defense cedex, France; citizen of Germany

Bertrand Meheut	Chief Executive Officer and Chairman of the Executive Board, Groupe Canal+	1 place du Spectacle, 92263 Issy Les Moulineaux cedex 9, France

Doug Morris	Chief Executive Officer and Chairman, Universal Music Group	1755 Broadway, New York, NY 10019, USA; citizen of the United States

René Pénisson	Senior Executive Vice-President, Human Resources, Vivendi; Chairman, Vivendi Games	42 avenue de Friedland, 75008 Paris, France

Supervisory Board:

Jean-René Fourtou	Chairman of the Supervisory Board, Vivendi	42 avenue Friedland, 75008 Paris, France .

Henri Lachmann	Chairman of the Supervisory Board, Schneider Electric SA	43-45, bd Franklin Roosevelt, 92500 Rueil-Malmaison, France

Claude Bébéar	Chairman of the Supervisory Board, Axa Group	25, avenue Matigon 75008 Paris, France

Gérard Brémond		Pierre et Vacances , L’Artois Pont de Flandre, 11 rue de Cambrai, 75947 Paris cedex 19, France

Fernando Falcó y Fernández de Córdova	Director, FCC Construccion	Torre Picasso, Plaza Pablo Ruiz Picasso, 28020 Madrid, Spain; citizen of Spain

Sarah Frank	Director, Foundation of the New York Chapter of the National Academy of Television, Arts and Sciences	1 Lincoln Plaza, Second Floor, New York, NY 10023, USA; citizen of the United States

Gabriel Hawawini	Professor of Investment Banking, INSEAD and Professor of Finance, Wharton School of	56 Alyce Lane, Centennial Mill, Voorhees, New Jersey 08403, United States

the University of Pennsylvania

Andrzej Olechowski	Vice Chairman of the Supervisory Board, Bank Handlowy w Warsazawie (Poland)	UI- Traugutta 7/9, 00-067 Warsaw, Poland; citizen of Poland

Pierre Rodocanachi	Chief Operating Officer, Management Patrimonial Conseil	40, rue La Perouse, 75116 Paris, France

Karel Van Miert	Director, Agfa-Gevaert NV	Putte Straat 10, 1650 Beersel, Belgium; citizen of Belgium

Mehdi Diaz	Chief Executive Officer, Emirates International Investment Company	PO Box 2301, Abu Dhabi, United Arab Emirates; citizen of France and Algeria.

Jean-Yves Charlier	Chief Executive Officer, Promethean	Promethean House, Lower Philips Road, Blackburn, Lancashire BB1 5TH, United Kingdom; citizen of Belgium

Philippe Donnet	Managing Director, Wendel Investissement Asia-Pacific	89 rue Taitbout, 75009 Paris, France.

SCHEDULE I-B

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VHI are set forth below.

All directors listed below are citizens of the United States, with the exception of Frederic Crepin, who is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address

George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Frederic Crepin	Senior Vice President, Head of Legal Department, Vivendi	42 avenue Friedland, 75008 Paris, France

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

SCHEDULE I-C

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VG Acquisition are set forth below.

Each of the directors listed below are citizens of the United States.

Name	Present principal occupation or employment	Principal Business Address

George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

SCHEDULE I-D

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VGAC are set forth below.

Each of the directors listed below are citizens of the United States.

Name	Present principal occupation or employment	Principal Business Address

George E. Bushnell III	Senior Vice President, Deputy General Counsel, VHI	800 Third Avenue, New York NY 10022

Debra Ford	Director, Corporate Transactions, VHI	800 Third Avenue, New York NY 10022

SCHEDULE II-A

The name and present principal occupation or employment of each member of the management team of Vivendi are set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.

The business address for each person identified below is 42 avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment

Jean-Rene Fourtou	Chairman of the Supervisory Board, Vivendi

Jean-Bernard Lévy	Chief Executive Officer and Chairman of the Management Board, Vivendi

Philippe Capron	Chief Financial Officer and Member of the Management Board, Vivendi

Regis Turrini	Senior Executive Vice President, Strategy and Development, Vivendi

René Pénisson	Senior Executive Vice-President, Human Resources and Member of the Management Board, Vivendi; Chairman, Vivendi Games

Simon Gillham	Executive Vice President, Communications, Vivendi

Jean-François Dubos	Executive Vice-President and General Counsel, Secretary of the Management and Supervisory Boards, Vivendi

SCHEDULE II-B

The name and title (at VHI) and present principal occupation or employment of each executive officer of VHI. are set forth below.

All executive officers listed below are citizens of the United States, with the exception of Sebastien Duforest, who is a citizen of Canada. The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment

George E. Bushnell III, President and Secretary	Senior Vice President, Deputy General Counsel, VHI

Greg Csernica, Vice President	Director, Administrative Services, VHI

Sebastien Duforest, Vice President	Vice President Audit, North America-Latin America, VHI

Robert Greenberg, Vice President	Senior Vice President, Global Compensation and Benefits of Vivendi, VHI

Alice Baird, Assistant Secretary	Director, Compensation and Benefits, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

Brian Taylor, Assistant Secretary	Director, Domestic Taxes, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI

SCHEDULE II-C

The name and title (at VG Acquisition) and present principal occupation or employment of each executive officer of VG Acquisition are set forth below.

All executive officers listed below are citizens of the United States.

The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment

George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, VHI

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

Brian Taylor, Assistant Secretary	Director, Domestic Taxes, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI, VHI

SCHEDULE II-D

The name and title (at VGAC) and present principal occupation or employment of each executive officer of VGAC are set forth below.

All executive officers listed below are citizens of the United States.

The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022.

Name and Title	Present Principal Occupation or Employment

George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, VHI

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, VHI

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, VHI

Brian Taylor, Assistant Secretary	Director, Domestic Taxes, VHI

Brian Zuro, Assistant Secretary	Corporate Counsel, VHI

EXHIBIT INDEX

Exhibit	Description

A

Business Combination Agreement, dated as of December 1, 2007, by and among Vivendi S.A., VGAC LLC, Vivendi Games, Inc., Activision, Inc. and Sego Merger Corporation (incorporated by reference to Exhibit 2.1 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

B

Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Vivendi S.A., Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.1 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

C

Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Vivendi S.A., Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.2 to Activision Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 6, 2007)

D

Investor Agreement, dated as of July 9, 2008, by and among Vivendi S.A., VGAC LLC, Vivendi Games, Inc. and Activision, Inc. (incorporated by reference to Exhibit 10.1 to Activision Blizzard Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 15, 2008)